15045746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2015
WASH., DC
201

SEC FILE NUMBER
8- 67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alderman & Company Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Warrington Round
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos (212) 380-1864 x718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road - PO Box 139 Suite 1040, 2nd Floor Rear	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TK 2/27/15

3/2/15

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CHERYL WOLF
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2014

Alderman & Company Capital

INVESTMENT BANKERS TO THE AEROSPACE & DEFENSE INDUSTRY

Alderman & Company Capital, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income and Changes in Member's Equity	3
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedules	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements	9
Review Report of Independent Registered Public Accounting Firm on Exemption Report	10
Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	11

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying financial statements of Alderman & Company Capital, LLC (a Connecticut limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alderman & Company Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alderman & Company Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Alderman & Company Capital, LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 20, 2015

Alderman & Company Capital, LLC
Statement of Financial Condition
December 31, 2014

		2014
Assets		
Current assets		
Cash and equivalents	$	21,745
Prepaid expenses		1,830
Total current assets		23,575
Property and equipment		
Electronic data processing equipment		5,351
Accumulated depreciation		(4,160)
Net property and equipment		1,191
Total assets	$	24,766
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	600
Accrued liabilities		9,250
Total current liabilities		9,850
Member's equity		14,916
Total liabilities and member's equity	$	24,766

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2014

		2014
Fee revenue and reimbursed expenses	$	105,726
Operating expenses		
Accounting and audit fees		27,750
Airfare		17,000
Bank charges		619
Computer software and supplies		435
Connectivity charges		667
Consultants		7,800
Depreciation		917
Gas, parking and tolls		763
Hotels		2,858
Insurance		634
Legal fees		10,860
Local transportation		2,183
Marketing and promotion		950
Meals		443
Office supplies		1,421
Postage		413
Regulatory fees		11,680
Rent		533
Taxes- franchise fee		125
Total operating expenses		88,051
Income from operations		17,675
Other income (expenses)		
Interest income		2
Total other income (expenses)		2
Net income	$	17,677

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2014

		2014
Beginning member's equity	$	32,471
Member contributions		76,700
Member distributions		(111,932)
Ending member's equity	$	14,916

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

		2014
Cash flows from operating activities:		
Net income	$	17,677
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Depreciation		917
Decrease in accounts payable		(700)
Increase in accrued liabilities		7,109
Total adjustments		7,326
Net cash provided by operating activities		25,003
Cash flows from financing activities:		
Member contributions		76,700
Member distributions		(111,932)
Net cash used in financing activities		(35,232)
Net decrease in cash and cash equivalents		(10,229)
Beginning cash and cash equivalents		31,974
Ending cash and cash equivalents	$	21,745

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2014 since there are no accounts receivables at year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions. The member's tax years subject to examination by regulatory authorities are from December 31, 2011 and after.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. For the year ended December 31, 2014, three clients each accounted for 24% of total revenue.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $11,895, which was $6,895 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .83 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has engaged Miles Alderman, the managing partner's brother and a lawyer at Halloran & Sage, LLP, to perform legal services. Legal fees of $10,650 were paid to Halloran & Sage, LLP in 2014.

The Company has two sister companies: Alderman & Company Advisors, LLC, a Connecticut registered investment advisor company, and Alderman & Company Consulting, LLC, a Connecticut consulting company. There were no transactions between the three companies in 2014.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2014 through February 20, 2015, which is the date the financial statements were issued. In 2014, a success fee was earned by the Company, but was not recorded because the transaction was structured as a Chapter 11 Section 363 sale. Accordingly, the associated success fee was subject to a Fee Application Hearing pursuant to the rules of the United States Bankruptcy Code. The Federal Court sitting in the Eastern District of the State of New York, held a Fee Application Hearing on February 4, 2015 and approved the success fee during said hearing. The transaction was not recorded in 2014 due to the possibility that the Federal Court could have rejected the award of the success fee at the Fee Application Hearing.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014
Schedule I

Net Capital		
Total member's equity	$	14,916
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		14,916
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		14,916
Deductions/other charges:		
Prepaid expenses		1,830
Net property and equipment		1,191
Total deductions/other charges		3,021
Net capital	$	11,895
Aggregate indebtedness		
Accounts payable and accrued expenses	$	9,850
Total aggregate indebtedness	$	9,850
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	6,895
Ratio: Aggregate indebtedness to net capital		82.81%

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2014
Schedule II

Net Capital as reported on 4th Quarter Focus	$	11,893
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustments		-
Rounding		2
Total adjustments		2
Revised Net Capital as reported in the Annual Audit	$	11,895

See report of independent auditor.

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alderman & Company Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alderman & Company Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under (k)(2)(i)) (the "exemption provisions") and (2) Alderman & Company Capital, LLC[Name of Broker-dealer] stated that Alderman & Company Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 20, 2015

Statement Regarding Exemptive Provision
Under Rule 15c3-3
December 31, 2014

Alderman & Company Capital, LLC (The Company) asserts, to its best knowledge and belief, the following:

1) The Company claims an exemption from SEC Rule 15c3-3 under subsection (k)(2)(i)

2) The Company met such exemption provisions in SEC Rule 15c3-3 under subsection (k)(2)(i) from January 1, 2014 to December 31, 2014 without exception.

Signature: ____________________